Exhibit 99.1

Zhangmen Education Inc. Reports Second Quarter 2021 Unaudited Financial Results

SHANGHAI, China – November 1, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total net revenues were RMB1.3 billion (US$194.7 million), representing a 35.0% increase from the same period in 2020.

•	Gross margin was 44.0%, compared with 45.7% for the same period in 2020.

Mr. Yi Zhang, Founder, Chairman of the Board of Directors and Chief Executive Officer of Zhangmen, commented “This is our first quarterly earnings release as a public company, and we are pleased to report strong second quarter results, with total net revenues growing by 35.0% year-over-year to RMB1.3 billion. Our cash position remained resilient, providing a solid foundation for our future development. While the ongoing reform in China’s education industry has created uncertainties and challenges, we believe that an optimized regulatory environment will benefit the industry’s long-term healthy development. In line with our commitment to complying with laws and regulations, we will spare no effort to fulfill our corporate and social responsibilities and actively promote the implementation of relevant regulatory policies. Looking ahead, we will prudently follow the guidance of the government to adjust our business models to provide quality-oriented education and on-campus education services leveraging on our existing propriety intelligent teaching platform. ”

Second Quarter 2021 Financial Results

Net Revenues

Total net revenues for the second quarter of 2021 were RMB1.3 billion (US$194.7 million), representing a 35.0% increase from RMB931.5 million for the same period of 2020, mainly attributable to the increase in paid course enrollments.

Cost of Revenues

Cost of revenues for the second quarter of 2021 were RMB703.8million (US$109.0million), representing a 39.1% increase from RMB506.1 million for the same period of 2020, which was largely in line with our revenue growth.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 was RMB553.6 million (US$85.7 million), representing a 30.1% increase from RMB425.4 million for the same period of 2020. Gross margin slightly decreased to 44.0% for the second quarter of 2021 from 45.7% for the same period of 2020, due to increased contribution from our Small Class business. This business is still at an early development stage and therefore has a relatively low gross margin.

Operating Expenses

Total operating expenses for the second quarter of 2021 were RMB1.3 billion (US$208.2 million), representing an increase of 102.5%, compared with RMB663.9 million for the same period of 2020.

Sales and marketing expenses for the second quarter of 2021 were RMB1.1 billion (US$174.8 million), representing an increase of 106.5% from RMB546.5 million for the same period of 2020, primarily due to higher advertising and marketing expenses related to promotion of our Small Class business.

Research and development expenses for the second quarter of 2021 were RMB122.0 million (US$18.9 million), representing an increase of 61.7% from RMB75.4 million for the same period of 2020, mainly due to increased investment in research and development for our Small Class business.

General and administrative expenses for the second quarter of 2021 were RMB93.6 million (US$14.5 million), representing an increase of 123.5% from RMB41.9 million for the same period of 2020, mainly attributable to increased headcounts in administration personnel for our Small Class business.

Loss from Operations

Loss from operations for the second quarter of 2021 was RMB790.5 million (US$122.4 million), compared with RMB238.4 million for the same period of 2020. The margin of loss from operations was 62.9%, compared with 25.6% for the same period of 2020. The decrease was primarily attributable to our Small Class business, which is at an early stage of investment.

Net Loss

Net loss for the second quarter of 2021 was RMB710.3 million (US$110.0 million), compared with RMB173.8 million for the same period of 2020.

Basic and diluted net loss per American Depositary Share (“ADS”1) for the second quarter of 2021 was RMB30.83 (US$4.78), compared with RMB8.56 for the same period of 2020.

Balance Sheet

As of June 30, 2021, Zhangmen Education owns cash, cash equivalents, restricted cash and short-term investments totaled RMB4.3 billion (US$664.2 million), compared with RMB4.6 billion as of December 31, 2020. For the second quarter of 2021, net cash used in operating activities was RMB271.8 million (US$42.1 million), capital expenditures totaled RMB22.5 million (US$3.5 million).

Second Quarter and Recent Developments

Successful listing on the New York Stock Exchange

The Company successfully completed its initial public offering and listing of 4,166,450 ADSs (including the full exercise of the over-allotment option to purchase additional ADSs from the underwriters) on the New York Stock Exchange on June 8, 2021. The Company raised a total of US$41.6 million in net proceeds from its initial public offering, after the underwriters’ full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

Update on PRC Regulatory Policy

The General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines on July 24, 2021, aiming to ease the burden of excessive homework and after-school tutoring on students receiving compulsory education (the “Guidelines”). The Guidelines, among other things, require that all institutions offering after-school tutoring for academic subjects in compulsory education be registered as non-profit organizations, obtain approval from the relevant regulatory authorities, and comply with various operational requirements with respect to class hours, faculty qualifications, tuition standards, advertising and others. In addition, the Guidelines prohibit all such tutoring businesses from raising funds through stock exchange listings or other capital-related activities. Foreign investments in school curriculum-based tutoring institutions through variable interest entity (VIE) arrangements, mergers and acquisitions or otherwise are also prohibited. Listed companies are barred from raising capital through equity offerings to invest in businesses offering tutoring on academic subjects in compulsory education. The Guidelines require that all businesses that have already violated these rules take corrective measures as appropriate. The Guidelines also provide that institutions offering after-school tutoring for the high school curriculum, which is not part of compulsory education, shall also take the Guidelines into consideration when conducting activities.

As previously disclosed, Zhangmen’s existing business operations, financial condition and corporate structure have began to and expected to continue to be materially affected in future periods by the changing regulatory environment primarily in China’s after-school tutoring industry, although the magnitude of the impact remains uncertain at this time. The Company will continue to explore measures to comply with the requirements in the Guidelines and seek guidance from the regulatory authorities to improve its operations in strict compliance with all laws and regulations, fulfil its social responsibilities, provide its users with high-quality services, and promote the long-term development of China’s education industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China. The Company's core course offerings encompass one-on-one and small-class after-school tutoring services covering a wide range of academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen One-on-One, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company

1 Each ADS represents nine Class A ordinary shares

provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established "Zhangmen" as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	721,462	3,423,625	530,252
Restricted cash	110,787	180,556	27,965
Short-term investments	3,717,900	684,601	106,031
Prepaid expenses and other current assets	261,182	400,062	61,963
Total current assets	4,811,331	4,688,844	726,211
Non-current assets
Property and equipment, net	45,085	69,324	10,737
Long-term investments	250,000	250,000	38,720
Operating lease right-of-use assets	267,117	359,086	55,615
Other non-current assets	56,802	81,027	12,549
TOTAL ASSETS	5,430,335	5,448,281	843,832
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Accrued payroll and other human resource expenses	991,304	1,259,124	195,013
Deferred revenue, current	2,498,891	2,811,486	435,444
Refund liabilities	356,721	415,672	64,379
Operating lease liabilities, current	178,312	162,330	25,142
Other current liabilities	430,826	438,986	67,990
Total current liabilities	4,456,054	5,087,598	787,968
Non-current liabilities
Deferred revenue, non-current	1,091,117	1,012,590	156,830
Operating lease liabilities, non-current	92,153	198,609	30,761
Other non-current liabilities	11,334	11,898	1,843
TOTAL LIABILITIES	5,650,658	6,310,695	977,402

MEZZANINE EQUITY	6,220,779	-	-

SHAREHOLDERS' DEFICIT
Ordinary shares	20	89	14
Additional paid-in capital	-	9,146,232	1,416,571
Accumulated other comprehensive loss	(86,032)	(113,742)	(17,616)
Accumulated deficit	(6,355,090)	(9,894,993)	(1,532,539)
TOTAL SHAREHOLDERS' DEFICIT	(6,441,102)	(862,414)	(133,570)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT	5,430,335	5,448,281	843,832

ZHANGMEN EDUCATION INC..

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	931,527	1,257,395	194,746	2,054,197	2,603,058	403,162
Cost of revenues	(506,083)	(703,795)	(109,004)	(1,110,486)	(1,451,934)	(224,876)
Gross profit	425,444	553,600	85,742	943,711	1,151,125	178,286
Operating expenses:
Sales and marketing expenses	(546,546)	(1,128,571)	(174,793)	(1,013,108)	(2,037,267)	(315,532)
Research and development expenses	(75,446)	(121,962)	(18,890)	(145,467)	(235,246)	(36,435)
General and administrative expenses	(41,876)	(93,589)	(14,495)	(83,693)	(194,748)	(30,163)
Total operating expenses	(663,868)	(1,344,122)	(208,178)	(1,242,268)	(2,467,261)	(382,130)
Loss from operations	(238,424)	(790,522)	(122,436)	(298,557)	(1,316,136)	(203,844)
Interest income, net	18,757	27,611	4,276	34,371	51,415	7,963
Other income, net	46,083	18,453	2,858	88,572	64,732	10,026
Fair value change of investments and derivatives	286	34,154	5,290	286	(7,646)	(1,184)
Loss before provision for income tax	(173,298)	(710,304)	(110,012)	(175,328)	(1,207,635)	(187,039)
Income tax expenses	(504)	-	-	(510)	-	-
Net loss	(173,802)	(710,304)	(110,012)	(175,838)	(1,207,635)	(187,039)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(117,259)	(1,326,789)	(205,493)	(222,778)	(2,217,489)	(343,445)
Net loss available to ordinary shareholders of Zhangmen Education Inc.	(291,061)	(2,037,093)	(315,505)	(398,616)	(3,425,124)	(530,484)
Net loss per ordinary share- Basic and diluted	(0.95)	(3.43)	(0.53)	(1.30)	(8.08)	(1.25)
Net loss per ADS- Basic and diluted (Note 1)	(8.56)	(30.83)	(4.78)	(11.72)	(72.69)	(11.26)
Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted	306,191,338	594,639,505	594,639,505	306,191,338	424,054,274	424,054,274

Note 1: Each ADS represents nine Class A ordinary shares